RMS

17009744

SEC
Mail Processing
Section

MAY 30 2017

Washington DC
408

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66571 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffinest Asia Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. Foothill Blvd., Suite 100
(No. and Street)

| Pasadena | California | 91107 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katie Tai (626)243-4638
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Katie Tai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffinest Asia Securities, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

PI NING CHEUNG
COMM. #2063918
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 7, 2018

Notary Public

May 25, 2017
Date

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE
ATTACHED

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of LOS ANGELES )

On MAY 25, 2017 before me, PI NING CHEUNG - NOTARY NOTARY,
*Date* *Here Insert Name and Title of the Officer*

personally appeared KATIE TAI
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

PI NING CHEUNG
COMM. #2063918
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 7, 2018

Signature [signature]
*Signature of Notary Public*

*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: OATH or AFFIRMATION Document Date: MAY 25, 2017

Number of Pages: _____ Signer(s) Other Than Named Above: _____

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

Member
Griffinest Asia Securities, LLC

We have audited the accompanying statement of financial condition of Griffinest Asia Securities, LLC as of March 31, 2017. This financial statement is the responsibility of Griffinest Asia Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Griffinest Asia Securities, LLC as of March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 16, 2017

**Griffinest Asia Securities, LLC**
**Statement of Financial Condition**
**March 31, 2017**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 524,494 |
| Receivable from clearing organization | | 489,037 |
| Deposit with clearing organization | | 101,161 |
| Commissions receivable | | 75,000 |
| Property and equipment, net | | 7,715 |
| Prepaid expenses | | 3,364 |
| Deposits | | 27,860 |
| Secured Demand Note | | 500,000 |
| **Total assets** | $ | 1,728,631 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 192,013 |
| Payable to clearing organization | | 1,097 |
| Subordination Debt | | 500,000 |
| **Total liabilities** | | 693,110 |
| Commitments and contingencies | | |
| **Member's equity** | | |
| Member's equity | | 1,035,521 |
| **Total member's equity** | | 1,035,521 |
| **Total liabilities and member's equity** | $ | 1,728,631 |

*The accompanying notes are an integral part of these financial statements.*

**Griffinest Asia Securities, LLC**
**Notes to Financial Statements**
**March 31, 2017**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Griffinest Asia Securities, LLC (the "Company") was originally formed on March 23, 2004 under the name Fubon Securities USA, LLC (the "Fubon") in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including retailing corporate equity and debt securities, mutual fund retailer and options.

The Company is wholly owned subsidiary of Griffinest Asia Capital, Inc. a California Corporation. James Hsu owned 80% and Victor Lin and Katie Tai each owned 10% of the shares in Griffinest Asia Capital, Inc.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income is recorded on a settlement date basis. Clearing costs are recorded as securities transactions are settled by the clearing-broker. The Company estimated trailing commission income in the amount of $75,000 in the first quarter of 2017. Clients securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated as a disregarded entity, therefore in lieu of business income taxes, imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of March 31, 2017, the receivable from clearing organizations of $489,037 was pursuant to these clearance agreements.

## Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a clearing agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2017 was $101,161.

## Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Computer Hardware | $ | 27,746 | 5 |
| Furniture and Fixtures | | 2,333 | 7 |
| Leasehold Improvements | | 0 | 5 |
| Office Equipment | | 22,201 | 5 |
| Software Development | | 2,524 | 3 |
| Total cost of property and equipment | | 54,804 | |
| Less: accumulated depreciation | | (47,089) | |
| Property and equipment, net | $ | 7,715 | |

Depreciation expense for the the period January 1, 2016 to March 31, 2017was $1,286.

## Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is not subject to any business income tax but a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the accrual method of accounting. As of March 31, 2017, the income tax provision consists of the following:

| | | |
|---|---|---|
| Franchise tax | $ | 800 |
| Gross receipts tax | | 6,000 |
| Total income tax provision | $ | 6,800 |

**Note 5: INCOME TAXES (Continued)**

As a disregarded entity for Federal income tax purposes, the Company is required to file no federal income tax return but a California Limited Liability Company Return of Incomes. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For California purposes, the statute of limitations is four years. Accordingly, the company is no longer subject to examination of California returns filed more than four years prior to the date of these financial statements. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2017, the State of California has not proposed any adjustment to the Company's tax position.

**Note 6: PENSION PLAN**

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $18,000 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to-dollar basis up to 5% of the employee's compensation, the total employer contribution was $18,937.15 for the period January 1, 2016 to March 31, 2017.

**Note 7: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

**Note 8: COMMITMENTS AND CONTINGENCIES**

*Commitments*

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on November 18, 2004. The lease provides a 5-year renewal option at the expiration of the original term. The Company exercised its renewal option on April 1, 2009. The renewal extended the lease term for an additional four years to April 30, 2013.On November 12, 2012 the lease was extended to October 31, 2015. On March 10, 2015 the lease was extended for an additional four years commencing November 1, 2015 and ending on October 31, 2019.

**Note 8: COMMITMENTS AND CONTINGENCIES (Continued)**

At March 31, 2017, the minimum annual payments are as follows:

Fiscal Year Ending March 31,

| | |
|---|---|
| 01/01/2016 - 03/31/2017 | 84,726.40 |
| 04/01/2017 - 03/31/2018 | 69,987.36 |
| 04/01/2018 - 03/31/2019 | 72,086.96 |
| 04/01/2019 - 10/31/2019 | 42,777.56 |
| Total | $269,578.28 |

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the fiscal year ended March 31, 2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

**Note 9: GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2017 or during the period January 1, 2016 to March 31, 2017 .

**Note 10: Recently Issued Accounting Pronouncements**

For the the period January 1, 2016 to March 31, 2017, various Accounting Standards Update issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 11: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2017, the Company had net capital of $1,416,673 which was $1,316,673 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($193,111) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum allowed.

**Note 12: SECURED DEMAND NOTE**

On June 28, 2016, the Company borrowed $500,000 as a secured demand note from Mr. James T. Hsu, Chairman of Griffinest Asia Capital, Inc. for a period of no shorter than three years at an interest rate of 1% per annum, with principal due upon maturity and interest due monthly. That, for the purpose of enhancing the Company's net capital position, the Company may take on such Secured Demand Note and accept pertinent terms and conditions that are deemed appropriate and compliant pursuant to the rules and regulations stipulated by regularity agency of the Company.

**Note 13: SUBORDINATED LIABILITIES**

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $500,000 which bears an interest rate of 1% per annum, matures on June 28, 2019. Also the subordinated loan can be automatically extended yearly. Interest expense for this subordinated loan was $3,801.39 for the period January 1, 2016 to March 31, 2017.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.